

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 16, 2007

via mail and facsimile

Mr. Clarke Gray
Chief Financial Officer
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

> **RE: BKF Capital Group, Inc.**
> **Form 8-K Item 4.01**
> **Filed February 12, 2007**
> **File # 001-10024**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. In consideration that you have not filed your Form 10-K for the fiscal year ending December 31, 2006 as of yet, please submit an amended Item 4.01 8-K once Grant Thornton LLP is not effectively your accountants. Please include an updated Exhibit 16 in the amended Form 8-K.

2. We note your disclosure that the report of Grant Thornton LLP did not contain an adverse opinion or disclaimer of opinion. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for <u>either</u> of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

3. The first sentence of the third paragraph that discloses that during the Company's fiscal years ended December 31, 2005 and 2004, there were no disagreements with Grant Thornton LLP appears to contradict the sentence that follows in the paragraph, that, "Except as disclosed in the following sentence…". Please advise or revise.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.

You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant